

SECURITIES AND EXCHANGE COMMISSION

05042660

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
APR 15 2005
WASH. D.C.

SEC FILE NUMBER
8-66456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Promontory Interfinancial Network LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 N. Court House Road, 8th Floor
(No. and Street)

Arlington	Virginia	22201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1660 International Drive	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 17 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/20/05

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Couric, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Promontory Interfinancial Network LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

John Couric
Signature

CONTROLLER
Title

Justin M. Wood
Notary Public

Justin M. Wood
Notary Public - State of Virginia
No. 349755
Commission Expires 04-30-08

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


NASD

April 1, 2005

BY CERTIFIED MAIL #7160 3901 9848 2159 5550

Mr. John M. Couric
Promontory Interfinancial Network, LLC
1515 N. Courthouse Road, Suite 800
Arlington, VA 22201

Dear Mr. Couric:

This acknowledges receipt of your December 31, 2004 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(the Rule). The report as submitted appears deficient in that it did not contain an original Oath or Affirmation (Signed by duly authorized officer, general partners, or proprietor of member firm; and notarized).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 15, 2005. Questions may be addressed to Jeffrey D. Mazero, Compliance Specialist, at (215) 963-7432.

Sincerely,



Cynthia Q. Villanueva
Supervisor of Examiners

CQV/cm
Enclosure: Form X-17A-5 Part III Facing Page


SEC MAIL PROCESSING
RECEIVED
APR 15 2005
WASH., D.C.
202
SECTION

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103

tel 215 665 1180
fax 215 496 0434
www.nasd.com

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106

KMPG, LLP
Certified Public Accountants
1660 International Drive
McLean, VA 22102



KPMG LLP
1660 International Drive
McLean, VA 22102

Independent Auditors' Report

The Board of Directors
Promontory Interfinancial Network LLC:

We have audited the accompanying statements of financial condition of Promontory Interfinancial Network, LLC (the Company) as of December 31, 2004 and 2003, and the related statements of operations, members' capital and cash flows for the years ended December 31, 2004 and 2003 and for the period from May 23, 2002 (date of inception) to December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Promontory Interfinancial Network LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 and for the period from May 23, 2002 (date of inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Note 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 18, 2005



KPMG LLP
1660 International Drive
McLean, VA 22102

Independent Auditors' Report on Internal Control

Board of Directors
Promontory Interfinancial Network LLC:

In planning and performing our audit of the consolidated financial statements of Promontory Interfinancial Network LLC (the Company) as of and for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 18, 2005

PROMONTORY INTERFINANCIAL NETWORK LLC

Statements of Financial Condition

December 31, 2004 and 2003

ASSETS	2004	2003
Cash and cash equivalents	$ 2,665,334	$ 1,487,558
Trade receivables	174,403	79,886
Prepaid expenses	442,377	336,985
Fixed assets, net	8,202,524	10,560,774
Employee receivable	300,000	-
Deposits	44,237	44,237
Total assets	$ 11,828,875	$ 12,509,440

LIABILITIES AND MEMBERS' CAPITAL		
Accounts payable	$ 434,263	$ 599,034
Accrued expenses		
Accrued consulting costs	20,000	82,111
Accrued hardware and software purchases	51,241	-
Accrued legal expenses	70,215	45,023
Accrued compensated leave	127,019	137,200
Other accrued expenses	970,051	544,767
Total accrued expenses	1,238,526	809,101
Deferred revenue	716,698	93,162
Total liabilities	2,389,487	1,501,297
Members' capital		
Class B Membership Interests. 1,628,570 units authorized, 1,196,183 units issued, and outstanding (liquidation preference of $51,195,000 as of December 31, 2004)	59,089,046	44,922,157
Class A Membership Interests. Authorized, issued and outstanding 593,222 units	-	-
Other contributed capital	867,482	867,482
Accumulated deficit	(50,517,140)	(34,781,496)
Total members' capital	9,439,388	11,008,143
Total liabilities and members' capital	$ 11,828,875	$ 12,509,440

See accompanying notes to financial statements.

PROMONTORY INTERFINANCIAL NETWORK LLC

Statement of Operations

Year Ended December 31, 2004 and 2003, and Period from May 23, 2002 through December 31, 2002

	2004	2003	2002
Revenue:			
Transaction revenue	$ 1,734,551	$ 251,450	$ 427
Implementation fees	125,658	6,610	-
Deposit mis-match revenue	694,375	119,718	50
Total revenue	2,554,584	377,778	477
Cost of revenue	1,852,575	249,160	291
Gross margin	702,009	128,619	186
Operating Expenses:			
Product development	3,147,241	3,242,723	7,403,743
Sales and marketing	3,547,293	3,937,904	1,185,376
Administrative and general	7,011,610	10,862,847	5,659,010
Depreciation	2,739,119	2,246,039	385,616
Total operating expenses	16,445,263	20,289,513	14,633,745
Loss from operations	(15,743,254)	(20,160,894)	(14,633,559)
Other income, net	7,610	462	12,495
Net loss	$ (15,735,644)	$ (20,160,432)	$ (14,621,064)

See accompanying notes to financial statements.

PROMONTORY INTERFINANCIAL NETWORK LLC

Statements of Cash Flows

Year Ended December 31, 2004 and 2003 and Period from May 23, 2002 through December 31, 2002

	2004	2003	2002
Cash flows from operating activities:			
Net loss	$ (15,735,644)	$ (20,160,432)	$ (14,621,064)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	2,739,119	2,246,039	385,616
Services performed in exchange for members' capital	-	-	867,482
(Increase) in trade receivables	(94,517)	(79,836)	(50)
(Increase) decrease in affiliate receivables	-	282,892	(282,892)
(Increase) decrease in prepaid expenses	(105,392)	9,107	(346,092)
Increase (decrease) in accounts payable	(164,771)	101,098	375,094
Increase (decrease) in accrued expenses	429,425	(1,814,573)	1,819,508
Increase in deferred liabilities	623,536	93,162	-
Net cash used in operating activities	(12,308,244)	(19,322,543)	(11,802,398)
Cash flows from investing activities:			
Increase in deposits	-	-	(44,237)
Increase in short-term investments	(1,031,087)	(64,500)	-
Increase in employee receivable	(300,000)	-	-
Purchases of fixed assets	(380,868)	(4,677,179)	(7,588,242)
Net cash used in financing activities	(1,711,955)	(4,741,679)	(7,632,479)
Cash flows from financing activities:			
Proceeds from issuance of Class B Membership interests	14,166,889	24,836,000	20,086,157
Net cash provided by financing activities	14,166,889	24,836,000	20,086,157
Net increase in cash and cash equivalents	146,690	771,778	651,280
Cash and cash equivalents, beginning of year	1,423,057	651,280	-
Cash and cash equivalents, end of year	$ 1,569,747	$ 1,423,058	$ 651,280
Non-cash financing activities:			
Class A Membership interest issued in exchange for services	$ -	$ -	$ 867,482

See accompanying notes to financial statements.

PROMONTORY INTERFINANCIAL NETWORK LLC

Statements of Changes in Members' Capital

Year Ended December 31, 2004 and 2003 and Period from May 23, 2002 through December 31, 2003

	Class B Membership Interest	Class A Membership Interest	Other contributed capital	Accumulated deficit	Total members' capital
Balance at May 23, 2002 (date of inception)	$ -	$ -	$ -	$ -	$ -
Capitalization for services	-	-	867,482	-	867,482
Purchases of Members' Interest	20,086,157	-	-	-	20,086,157
Net loss	-	-	-	(14,621,064)	(14,621,064)
Balance at December 31, 2002	20,086,157	-	867,482	(14,621,064)	6,332,575
Purchases of Members' Interests	24,836,000	-	-	-	24,836,000
Net loss	-	-	-	(20,160,432)	(20,160,432)
Balance at December 31, 2003	44,922,157	-	867,482	(34,781,496)	11,008,143
Purchases of Members' Interests	14,166,889	-	-	-	14,166,889
Net loss	-	-	-	(15,735,644)	(15,735,644)
Balance at December 31, 2004	$ 59,089,046	$ -	$ 867,482	$ (50,517,140)	$ 9,439,388

See accompanying notes to financial statements.

PROMONTORY INTERFINANCIAL NETWORK LLC

Notes to Financial Statements

December 31, 2004, 2003 and 2002

(1) Organization and Nature of Operations

Promontory Interfinancial Network LLC (Promontory) is a Delaware limited liability company organized in May 2002. Its members are Promontory ADN, LLC (ADN), The Bank of New York Company, Inc. (BNY), and MCDI Holdings, LLC (MCDI), a wholly-owned subsidiary of BNY. Promontory became fully operational in the first quarter of 2003. In December 2002, Promontory began providing banks and thrifts with a network designed to help banks attract cost-effective federally insured time deposits (CDs). Promontory's flagship service is the Certificate of Deposit Account Registry Service or CDARS.

CDARS is an interchange concept and electronic deposit placement service design that expands the ability of participating banks to attract depositor money and raise funds to meet loan demand without sacrificing interest spreads.

Promontory's services are delivered to customers over the Internet via proprietary application software that protects them from external network access and assures that availability, integrity and confidentiality of the network and its communications. Using CDARS, customers can engage in either reciprocal or one-way transactions as described below:

CDARS Reciprocal: Using CDARS Reciprocal, a bank (Relationship Bank) places its customers' funds in CDs issued by other FDIC-member institutions in amounts that do not exceed the FDIC insurance limit for deposits of any one customer in any one bank. In return, that bank receives deposits in an equal amount from the customers of other participating banks.

In a CDARS Reciprocal transaction, each Relationship Bank negotiates its own interest rate with its customers based upon local market conditions. Because all CDs are issued in the name of the sub-custodian (BNY), only the Relationship Bank has access to that customer's personal information. The customer receives consolidated statements and tax reporting from its Relationship Bank for its CDs, regardless of the number of issuing banks. In this way the customer has the advantage of working with only one bank for its entire CD portfolio.

CDARS One-Way: For the depositor, a CDARS One-Way transaction is similar to a CDARS Reciprocal transaction, in that the Relationship Bank places its depositor's funds through the CDARS service so that the depositor is issued certificates of deposit by other participating institutions in amounts that do not exceed the FDIC insurance limit for deposits at any one participating bank. The Relationship Bank establishes the interest rate the depositor receives; only the

Relationship Bank has access to the depositor's personal information, and the depositor receives consolidated statements and tax reporting from the Relationship Bank. From the Relationship Bank's perspective, however, the economic impact of a CDARS One-Way transaction is considerably different from a CDARS Reciprocal transaction.

When a Relationship Bank conducts CDARS Reciprocal transactions, it receives back CDARS service deposits equal to the amount it places through CDARS for its customer. Thus, with CDARS Reciprocal, each dollar placed through CDARS becomes a deposit on the Relationship Bank's balance sheet. By contrast, in a One-Way transaction, the Relationship Bank does not receive reciprocal deposits in return; rather, the Relationship Bank receives fee income from Promontory for the placement of its depositor's funds through CDARS. This service is intended for banks that do not need deposits but want to retain their customer base and earn a fee.

The funds received from a Relationship Bank for a CDARS One-Way transaction are then made available to a financial institution needing surplus funding (Surplus Bank). The funds received by the Surplus Bank from CDARS are for the same maturity as the funds placed into CDARS One-Way transaction by the Relationship bank. The Surplus Bank pays a fee to Promontory to receive funds. **Promontory retains the positive difference, if any, between the fee paid to the Relationship Bank and the fee it receives from the Surplus Bank.**

As volume increases enabling the network to place greater sums on deposit with FDIC-insured banks seeking funds, management expects that CDARS One-Way will be made available to trust companies, broker-dealers and other financial institutions seeking safe and attractive yields for their customers.

BNY and its affiliates provide processing and settlement services for the network under long-term contracts. BNY is also obligated to provide liquidity to Promontory to finance mismatches, requiring a third party to purchase FDIC-insured CDs issued by a network member.

On October 7, 2004, Promontory became a member of the National Association of Security Dealers (NASD). As a registered broker-dealer, Promontory is obligated to comply with the appropriate rules and regulations of the NASD and the Securities and Exchange Commission.

(2) Summary of Significant Accounting Policies and Procedures

(a) Revenue Recognition

Promontory recognizes CDARS Reciprocal transaction fees as revenue when CDARS Reciprocal orders are executed through the network. Promontory recognizes CDARS One-Way fees ratably over the term of the CD since any early termination of the CD would cause a prorated portion of the fee to be

refunded. No portion of the fee associated with a CDARS Reciprocal transaction is refunded if the CD is terminated early.

Promontory pays BNY a fee to provide liquidity for mis-matched CDs (deposits provided by Promontory through BNY to CDARS customers). Under this arrangement, Promontory earns interest on the CDs funded through this liquidity agreement. This interest is recognized as deposit mis-match revenue ratably over the term of the CD.

Promontory recognizes one-time implementation fees paid by a member bank, as revenue over a 30-month period, which is an estimate of the life of the customer relationship starting the month the customer joins the network.

(b) Cash and Cash Equivalents

Promontory considers all highly liquid investments with original maturities of 13 weeks or less to be cash equivalents. At December 31, 2004 and 2003, cash equivalents consisted of approximately $1,095,587 and $64,500, respectively, in certificates of deposit and approximately $12,282 and $400, respectively, in money market accounts.

(c) Employee Receivable

On July 21, 2004, Promontory agreed to participate in the purchase of real estate by providing an executive employee with funds in the amount of $300,000 to be used for the purchase of a personal residence. In consideration of this payment, Promontory received a 53.33% interest in the property. The employee has agreed to repurchase Promontory's interest at the earlier of ten years from the effective date of the agreement or within 90 days of the employee's termination from Promontory. Promontory has recognized the amount funded to purchase the residence as a long-term receivable from the employee.

(d) Fixed Assets

Fixed assets are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets as follows:

Computer hardware and software	3 years
Network equipment and software	5 years
Office furniture and equipment	5 years
Leasehold improvements	3 years, or lease term, if shorter

(e) Software Developed for Internal Use

Costs incurred for software developed or obtained for internal use are capitalized during the implementation stage and depreciated over the

estimated useful life of the software. Costs incurred in the project planning or post-implementation stages are expensed as incurred.

(f) Impairment of Long-Lived Assets

Promontory evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value is determined by discounting net cash flows in the absence of quoted market values. Assets to be disposed of are reported at the lower of the carrying amount or fair value less disposal cost. No impairment charges were recorded during the periods ended December 31, 2004, 2003 and 2002.

(g) Income Taxes

No provision is made for federal and state income taxes in the accompanying financial statements as Promontory is treated as a partnership for tax purposes. Accordingly, the members of the LLC report their share of Promontory's taxable income, gains, losses, deductions, and credits on their income tax returns.

(h) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, based upon all known facts and circumstances, that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimated amounts.

(i) Patents and Trademarks

Promontory has applied for several patents and a trademark in the U.S. Patent Office. The costs incurred in relation to the preparation, filing, and maintenance of these patents and trademarks are expensed as incurred.

(j) Unit Appreciation Rights

Total compensation cost for the Unit Appreciation Rights (UAR) Plan is measured at the vesting date in an amount equal to the amount of cash to be issued to the employee or service provider. For each reporting date, compensation cost is measured based on an estimate of the cash that will be awarded with reference to an estimated market price of a member's interest at

each such interim date. Under the Plan, the estimated market price is determined by a formula based on net earnings if no third-party members' interests transactions have been completed demonstrating a market price as stipulated in the Plan. At each interim reporting date during the service period, total compensation cost reported equals the percentage of total vesting period that has elapsed multiplied by the estimated total compensation cost. For reporting periods ending after the vesting period and up to the exercise date, compensation cost is adjusted for changes in the estimated market price of a member's interest.

(3) Financial Condition

Promontory has an accumulated deficit and has incurred losses since inception, requiring equity capital to fund operations. Under the investment agreement among Promontory, MDCI and ADN, MCDI has funded the initial $51.2 million in operating costs and other expenses of Promontory, with the exception of some preoperational services contributed by ADN. Effective April 30, 2004, MCDI and ADN agreed to purchase up to an additional $4.9 million and $7.3 million, respectively, of Class B Membership Interests. Management believes that the $4.3 million remaining on the supplemental funding agreement combined with an additional $2.8 million in Class B Membership Interests authorized by the Board on January 4, 2005, along with cash from revenue-generating activities will be sufficient to fund operations through October 2005 when management estimates that Promontory will become cash flow positive. Should revenues be lower than expected, management believes they have the ability to reduce costs to continue operations. In the event that Promontory should require additional funds, ADN and MCDI are prepared to make additional capital contributions in order to operate the business through March 2006.

(4) Fixed Assets

Fixed assets at December 31, 2004 and 2003 consist of the following:

	2004	2003
Computer hardware and software	$ 320,724	$ 318,632
Office furniture and equipment	30,165	30,165
Network software	10,635,799	10,355,573
Network equipment	2,545,004	2,446,453
Leasehold improvements	41,605	41,605
	$13,573,297	13,192,428
Less accumulated depreciation and amortization	5,370,775	2,631,655
Net fixed assets	$ 8,202,522	$10,560,773

(5) Members' Capital

Ownership in Promontory is represented by Membership Interests. The total number of Membership Interests that Promontory is authorized to issue is 2,221,800 units of which:

- 593,222 units are presently Class A Membership Interests, and
- 1,628,578 units are presently Class B Membership Interests

Each Class B Membership Interest is convertible at any time by the holder thereof into a Class A Membership Interest on a one-to-one basis. Class A Membership Interests are not convertible into Class B Membership Interests. If not previously converted, Class B Membership Interests will automatically convert on a one-to-one basis into Class A Membership Interests on the earlier of the milestone date or June 30, 2007. The "milestone date" is defined as the earliest of forty-five days after either the first quarter in which Promontory's net income has been at least $7.5 million or the second consecutive quarter in which Promontory's net income has been at least $6.25 million.

All outstanding Class A Membership Interests at December 31, 2004 are held by ADN. ADN also holds 480,425 Class B Membership Interests. MCDI holds 715,758 Class B Membership Interests. Sixty percent of the remaining Class B Membership Interests are held by ADN with the remaining balance, or 40 percent, of the Class B Membership Interests held by MCDI. The Class B Membership Interests have a liquidation preference entitling them to recover their contributed capital first before distributions are made to holders of Class A Membership Interests. The preference does not apply if proceeds in liquidation to members exceed $200 million. In 2002, ADN contributed $867,482 in the form of services. In 2004, ADN contributed capital of $4.7 million. MCDI contributed capital of $9.4 million, $24.8 million and $20.1 million in 2004, 2003 and 2002, respectively in the form of cash. The liability of the members is limited to their contributions.

(6) Unit Appreciation Rights Plan

In June 2002, Promontory adopted a Unit Appreciation Rights Plan (the Plan) for employees and directors. The Plan provides for the award of unit appreciation rights (UARs), entitling the participants to receive from Promontory at a future date cash in the amount measured as the product of fair value of one phantom unit of members' interests in excess of the strike price multiplied by the number of vested UARs. Awards to employees generally vest over three years, after 12 full months of service. Awards to directors vest over five years. No award is payable until Promontory has net profits for two consecutive quarters after an award is granted. Vested awards expire on the earliest of the tenth anniversary of the date of grant or 90 days after a participant's service with Promontory terminates. Payments under the Plan are made, at Promontory's election, in up to four equal annual installments with interest on deferred payments. Aggregate payments in any calendar quarter cannot exceed 25% of Promontory's cash flow in the preceding calendar quarter. If Promontory has an

IPO or a change of control (as defined in the Plan), Promontory's Operating Committee has the discretion to vest all awards. Under no circumstance can UAR awards be converted into members' interests, nor do the awards bear any member rights.

In 2004, 2003 and 2002, Promontory granted (net of awards relinquished by departing employees) 975, 16,460 and 16,973 UAR awards, respectively, with a strike price of $100 per unit. In 2004, 975 awards were made to employees. In 2003, 9,960 awards were made to employees and 6,500 to a director and two non-employees. In 2002, 7,673 awards were made to employees with 9,300 granted to directors and a non-employee. Outstanding UAR awards with a strike price of $100 as of December 31, 2004, totaled 34,408. Of this total, 18,608 UAR awards were granted to employees and the remaining 15,800 awards were granted to directors and three non-employees. No compensation expense was recorded under the Plan during the years ended December 31, 2004 for the 17,679 vested awards, as the strike price ($100) exceeds the estimated value of a UAR as determined under the Plan.

(7) Commitments and Contingencies

Promontory has three non-cancelable operating leases that require future payments of $705,595 in 2005, $625,387 in 2006, $628,584 in 2007, and $428,720 in 2008. Rent expense was $664,274, $666,588 and $325,538 for the years ended December 31, 2004 and 2003, and the period from May 23, 2002 through December 31, 2002, respectively.

(8) Related Party Transactions

From time to time, employees of Promontory Financial Group, LLC (PFG), an affiliated company under common ownership, perform functions on behalf of Promontory. PFG bills Promontory for the appropriate salaries and benefits for these services. As of December 31, 2004 and 2003, the unpaid balance due to PFG was $361,544 and $35,112, respectively, included in the accounts payable and other accrued expenses on the accompanying balance sheet.

(9) Broker-Dealer Operations

As a broker-dealer registered with the NASD, Promontory is required to maintain certain levels of capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Promontory does not hold customer funds and securities and is required to maintain a minimum net capital of $5,000. Promontory calculates its minimum net capital using the Aggregate Indebtedness (AI) method. This method dictates that AI cannot exceed 800 percent of a firm's net capital for the first twelve months of operation. The percent increases to 1,500 percent after twelve months. Promontory's net capital calculation as of December 31, 2004 is as follows:

Computation of Net Capital	Decemeber 31, 2004
(a) Total ownership equity	$9,439,388
(b) Total non-allowable assets	8,979,827
(c) Net capital before haircuts	459,561
(d) Haircuts on money market	245
(e) Net capital	$ 459,316
(f) Total aggregate indebtedness	$2,205,774
Computation of Basic Net Capital Requirement	
(g) Minimum net capital required (12.5% of AI)	$ 275,722
(h) Minimum dollar net capital requirement	5,000
(i) Net capital requirement (greater of (g) and (h)	275,722
(j) Excess net capital (e) minus (i)	183,594
(k) Excess net capital at 1000% ((e) less 10% of (f))	238,739
(l) Percentage of AI to net capital	480%

There are no material differences between the net capital calculation above and the calculation filed with the NASD through its FOCUS system for the period ended December 31, 2004.